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16014269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67132 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PG BOOLE, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 NORTH MAIN STREET
(No. and Street)

SHERBORN (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP G BOOLE 617-763-3541
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

747 WASHINGTON STREET (Address) HOLLISTON (City) MA (State) 01746 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, PHILIP G. BOOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PG BOOLE LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public


SANDRA J. WALSH
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires June 5, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PG BOOLE, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

## AS OF DECEMBER 31, 2015



**MILLER WACHMAN LLP**
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

To the Member
PG Boole, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. PG Boole's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The information included in Schedule I is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the information included in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the information included in Schedule I. In forming our opinion on the information included in Schedule I, we evaluated whether the information included in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Miller Wachman LLP
Holliston, Massachusetts

February 26, 2016

# PG BOOLE, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2015

## ASSETS

| | |
|---|---|
| Current Assets: | |
| Cash | $ 19,330 |
| Prepaid Expenses | 1,270 |
| Total Current Assets | 20,600 |
| Total Assets | $ 20,600 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current Liabilities: | |
| Accounts Payable | $ 1,956 |
| Accrued Expenses | 4,650 |
| Total Current Liabilities | 6,606 |
| Total Liabilities | 6,606 |
| Member's Equity: | 13,994 |
| Total Liabilities and Member's Equity | $ 20,600 |

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| Revenues: | |
| Retainer | $ 252,000 |
| Client Reimbursement | 9,364 |
| Interest | 3 |
| Total Revenues | 261,367 |
| Operating Expenses: | |
| Professional fees | 18,650 |
| General and administrative | 17,054 |
| Occupancy | 6,840 |
| Regulatory fees | 2,745 |
| Total Operating Expenses | 45,289 |
| Net Income | 216,078 |
| Member Contributions | 3,514 |
| Member Distributions | (215,900) |
| Member's Equity, beginning of year | 10,302 |
| Member's Equity, end of year | $ 13,994 |

The accompanying footnotes are an integral part of these financial statements.

# PG BOOLE, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2015

| Cash Flows from Operating Activities: | |
|---|---|
| Net Income | $ 216,078 |
| Net Changes in Operating Assets and Liabilities: | |
| Prepaid Expenses | (105) |
| Accounts Payable | 1,425 |
| Accrue Expenses | 350 |
| Net Cash Provided from Operating Activities | 217,748 |
| **Cash Flows used in Financing Activities:** | |
| Member Contributions | 3,514 |
| Member Distributions | (215,900) |
| Net Cash used in Financing Activities | (212,386) |
| Net Decrease in Cash | 5,362 |
| Cash, beginning of year | 13,968 |
| Cash, end of year | $ 19,330 |
| **Supplemental Disclosure of Cash Flow Information:** | |
| Cash Paid During the Year for: | |
| Interest | $ - |
| Income Taxes | $ - |

The accompanying footnotes are an integral part of these financial statements.

# PG BOOLE, LLC
## Notes to the Financial Statements
## December 31, 2015

**Note 1 – Nature of Business:**

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC).

**Note 2 - Summary of Significant Accounting Policies:**

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

**PG BOOLE, LLC**
**Notes to the Financial Statements**
**December 31, 2015**

Accounts Receivable

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2015, the Company did not deem an allowance for uncollectible accounts to be necessary.

Revenue Recognition

Placement fees are recognized as earned and the income is reasonably determinable. The Company may receive non-refundable retainers recorded upon execution of agreements with managers to provide fund-raising services. These retainers are recorded when earned.

**Note 3 – Equipment:**

| | |
|---|---|
| Cost | $ 2,151 |
| Accumulated Depreciation | 2,151 |
| Net | $ - |

**Note 4 – Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2015, the Company had net capital pursuant to Rule 15c3-1 of $12,724, which was $7,724 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was 0.52 to 1.

**Note 5 – Income Taxes:**

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

**PG BOOLE, LLC**
**Notes to the Financial Statements**
**December 31, 2015**

## Note 6 – Commitment and Contingencies:

The Company contracted for its accounting and regulatory compliance services. The contract was for a one-year period ending December 31, 2015, and required various monthly and quarterly payments. Related expenses for the year ended December 31, 2015 were $18,650.

## Note 7 – Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February __, 2016, the date the financial statements were available to be issued.

## Note 8 – Part X-17A-5:

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

## Note 9 – Concentration of Credit Risk

During the year ended December 31, 2015, one customer accounted for 100% of the Company's revenue.

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

| | | |
|---|---|---|
| Computation of Net Capital: | | |
| Total Member's Equity | $ | 13,994 |
| Less: Nonallowable Assets | | (1,270) |
| Net Capital | $ | 12,724 |
| | | |
| Computation of Excess Net Capital: | | |
| Net Capital as Calculated Above | $ | 12,724 |
| Net Capital Requirement | | (5,000) |
| Excess Net Capital | $ | 7,724 |
| | | |
| Computation of Aggregate Indebtedness to Net Capital: | | |
| Aggregate Indebtedness | $ | 6,606 |
| Net Capital as Calculated Above | | 12,724 |
| Ratio of Aggregate Indebtedness to Net Capital | | 0.52 to 1 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

See accompanying report of independent registered public accounting firm



**MILLER WACHMAN LLP**
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

To the Member
PG Boole LLC
Sherborn, Massachusetts

We have reviewed management's statements, included in the accompanying PG Boole, LLC Report of Exemption from SEC Rule 15c3-3, in which PG Boole LLC identified the following provisions of 17 C.F.R. & 15c3-3 (k) under which PG Boole claimed an exemption from 17 C.F.R. & 240.15c3-3 (k) (2 ) (i) and PG Boole, LLC stated that PG Boole, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PG Boole, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Wachman LLP

Holliston, Massachusetts
February 26, 2016

Exemption Attestation

PG Boole, LLC Assertions

I confirm, to the best of my knowledge and belief, that:

(1) The Company claimed an exemption from SEC Rule.15c3-3 under the provisions of in paragraph of (k)(2)(i) throughout the period from January 1, 2015 to December 31, 2015.

(2) The Company met the identified exemption provision in SEC Rule.15c3-3(k)(2)(i) throughout the period from January 1, 2015 to December 31, 2015 without exception.

**By:** 

**Date** 2/26/16

Philip Boole
Principal

**February 26, 2016**